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May 7, 2009	direct dial 404 815 6051 direct fax 404 541 3188 deaton@kilpatrickstockton.com
VIA EDGAR CORRESPONDENCE
Ms. Nudrat Salik
Staff Accountant
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Servidyne, Inc. Form 10-K for the fiscal year ended April 30, 2008 Form 10-Q for the period ended January 31, 2009
Dear Ms. Salik:
     We represent Servidyne, Inc. (the “Company”). The Company has received the Staff’s follow-up comment letter dated April 24, 2009, with respect to the above-referenced filings. Per our telephone conversation of today, the Company proposes to respond to the Staff’s follow-up comment letter no later than May 22, 2009. This proposed response date is based upon the demands of the Company’s April 30 fiscal year end financial close process, key personnel medical issues, and the need to obtain thorough review by the Company’s senior management and the Board of Directors, or Audit Committee thereof, before the Company’s response is submitted to the Staff.
     If there are questions or concerns about the Company’s proposal after review of this letter, please do not hesitate to contact me by telephone at (404) 815-6051.

Very truly yours, KILPATRICK STOCKTON LLP
By:	/s/ David M. Eaton
David M. Eaton,
A Partner

cc:	Rick A. Paternostro Servidyne, Inc.